UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

____________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice for Annual General Meeting to be held on July 19, 2023
2.	Annual Meeting Proxy Card
3.	Annual Meeting Proxy Card (Brokers)
4.	Proxy Statement
5.	CEO Letter to Shareholders

Item 1

Online Go to www . envisionreports . com/GPRK or scan the QR code — login details are located in the shaded bar below . Votes submitted electronically must be received by 11:59 p.m., EDT, on July 18, 2023. Important Notice Regarding the Availability of Proxy Materials for the GEOPARK LIMITED Annual General Meeting to be Held on July 19, 2023 Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual General Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual general meeting are on the reverse side. Your vote is important! This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Proxy Card, Notice, Annual Report, Proxy Statement is available at: Step 1: Step 2: Step 3: Step 4: Step 5: Go to www.envisionreports.com/GPRK. Click on Cast Your Vote or Request Materials. Follow the instructions on the screen to log in. Make your selections as instructed on each screen for your delivery preferences. Vote your shares. When you go online, you can also help the environment by consenting to receive electronic delivery of future materials. Obtaining a Copy of the Proxy Materials – If you want to receive a copy of these documents, you must request one . There is no charge to you for requesting a copy . Please make your request for a copy as instructed on the reverse side on or before July 9 , 2023 to facilitate timely delivery . 03 TZ U C Annual General Meeting Notice www.envisionreports.com/GPRK Easy Online Access — View your proxy materials and vote.

GEOPARK LIMITED’s Annual General Meeting will be held on July 19, 2023 at Clarendon House, 2 Church Street, 4 th Floor, Hamilton HM 11, Bermuda at 10 A.M. Local Time. Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommends a vote FOR Proposals 1 – 11. 1. To re - elect Sylvia Escovar Gómez as a Director of the Company to serve until the next Annual General Meeting. 2. To re - elect James F. Park as a Director of the Company to serve until the next Annual General Meeting. 3. To re - elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting. 4. To re - elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting. 5. To re - elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting. 6. To re - elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting. 7. To re - elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting. 8. To re - elect Marcela Vaca Torres as a Director of the Company to serve until the next Annual General Meeting. 9. To re - elect Andrés Ocampo as a Director of the Company to serve until the next Annual General Meeting. 10. To appoint Pistrelli, Henry Martin y Asociados S.R.L. (a Member of Ernst & Young Global) as independent auditors of the Company for the fiscal year ending December 31, 2023, to hold office until the close of the next Annual General Meeting. 11. To authorize the Audit Committee to fix the remuneration of the Auditors of the Company. 12. To present the audited consolidated financial statements for the fiscal year ended December 31, 2022, and the auditor’s report thereon. The foregoing items of business are more fully described in the proxy materials for the Annual General Meeting. The Board of Directors of the Company has fixed May 25, 2023, as the record date of the Annual General Meeting and only holders of record of common shares of the Company on such date will be entitled to receive notice of, to attend and vote at the Annual General Meeting or any adjournment or postponement thereof. Only shareholders and their legal proxyholders may attend the Annual General Meeting. PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you. Here’s how to order a copy of the proxy materials and select delivery preferences: Current and future delivery requests can be submitted using the options below. If you request an email copy, you will receive an email with a link to the current meeting materials. PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials. — Internet – Go to www.envisionreports.com/GPRK. Click Cast Your Vote or Request Materials. — Phone – Call us free of charge at 1 - 866 - 641 - 4276. — Email – Send an email to investorvote@computershare.com with “Proxy Materials GEOPARK LIMITED” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials. To facilitate timely delivery, all requests for a paper copy of proxy materials must be received by July 9, 2023. Annual General Meeting Notice

Item 2

GEOPARK

CREATING VALUE AND GIVING BACK

VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:59 p.m., EDT, on July 18, 2023.

Online
Go to www.envisionreports.com/GPRK or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/GPRK

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

2023 Annual General Meeting Proxy Card

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 11.

Proposal	For	Against	Abstain
1. To re-elect Sylvia Escovar Gómez as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
2. To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
3. To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
4. To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
5. To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
6. To re-elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
7. To re-elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
8. To re-elect Marcela Vaca Torres as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
9. To re-elect Andrés Ocampo as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
10. To appoint Pistrelli, Henry Martin y Asociados S.R.L. (a Member of Ernst & Young Global) as independent auditors of the Company for the fiscal year ending December 31, 2023, to hold office until the close of the next Annual General Meeting.	☐	☐	☐
11. To authorize the Audit Committee to fix the remuneration of the Auditors of the Company.	☐	☐	☐
12. To present the audited consolidated financial statements for the fiscal year ended December 31, 2022, and the auditor's report thereon.			

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

03TZ8C

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Notice of 2023 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — July 19 , 2023 Hailey Edwards, Sarah Lusher, Jacari Brimmer - Landy and Guy Cooper, or any of them, each with the power of substitution, are hereby appointed as proxies (the “Proxies”) and authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of GeoPark Limited to be held on July 19 , 2023 or at any postponement or adjournment thereof . Shares represented by this proxy will be voted as indicated by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1 – 11. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) Change of Address — Please print new address below. Comments — Please print your comments below. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/GPRK GEOPARK LIMITED Non - Voting Items C

Item 3

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

2023 Annual General Meeting Proxy Card

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 11.

Proposal	For	Against	Abstain
1. To re-elect Sylvia Escovar Gómez as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
2. To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
3. To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
4. To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
5. To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
6. To re-elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
7. To re-elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
8. To re-elect Marcela Vaca Torres as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
9. To re-elect Andrés Ocampo as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
10. To appoint Pistrelli, Henry Martin y Asociados S.R.L. (a Member of Ernst & Young Global) as independent auditors of the Company for the fiscal year ending December 31, 2023, to hold office until the close of the next Annual General Meeting.	☐	☐	☐
11. To authorize the Audit Committee to fix the remuneration of the Auditors of the Company.	☐	☐	☐
12. To present the audited consolidated financial statements for the fiscal year ended December 31, 2022, and the auditor's report thereon.			

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

03TZTC

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Notice of 2023 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — July 19 , 2023 Hailey Edwards, Sarah Lusher, Jacari Brimmer - Landy and Guy Cooper, or any of them, each with the power of substitution, are hereby appointed as proxies (the “Proxies”) and authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of GeoPark Limited to be held on July 19 , 2023 or at any postponement or adjournment thereof . Shares represented by this proxy will be voted as indicated by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1 – 11. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) GEOPARK LIMITED

Item 4

ANNUAL GEOPARK LIMITED This document is important and requires your immediate attention GENERAL MEETING Bermuda, July 19, 2023

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser. GEOPARK LIMITED (Incorporated in Bermuda with number EC 33273) Please be advised that the Annual General Meeting (the “AGM”) of the Company will be held at 10:00 a.m. UTC - 3 on July 19, 2023 at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda. Registered office: Clarendon House 2 Church Street, Hamilton HM 11, Bermuda July 19, 2023 ANNUAL GENERAL MEETING

4 ANNUAL GENERAL MEETING 5 ANNUAL GENERAL MEETING Annual General Meeting of GeoPark Limited (the “Company”) Dear Shareholder: Please be advised that the Annual General Meeting (the “AGM”) of the Company will be held at 10 a.m. UTC - 3 on July 19, 2023 at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, for the following purposes: Election of Directors (Resolutions 1 to 9) Resolutions 1 to 9 propose the re - election of: Sylvia Escovar Gómez, who was elected as a Director at the 2022 AGM of the Company to serve until the 2023 AGM, and whose appointment expires at the conclusion of the 2023 AGM in accordance with the Company’s Bye - laws, offers herself for re - election as a Director to serve until the next annual general meeting of the Company or until her successor is elected or appointed . James Franklin Park, who was elected as a Director at the 2022 AGM of the Company to serve until the 2023 AGM, and whose appointment expires at the conclusion of the 2023 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Robert Albert Bedingfield, who was elected as a Director at the 2022 AGM of the Company to serve until the 2023 AGM, and whose appointment expires at the conclusion of the 2023 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Carlos Macellari, who was elected as a Director at the 2022 AGM of the Company to serve until the 2023 AGM, and whose appointment expires at the conclusion of the 2023 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Brian Maxted, who was elected as a Director at the 2022 AGM of the Company to serve until the 2023 AGM, and whose appointment expires at the conclusion of the 2023 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Marcela Vaca Torres, who was elected as a Director at the 2022 AGM of the Company to serve until the 2023 AGM, and whose appointment expires at the conclusion of the 2023 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until her successor is elected or appointed . Andrés Ocampo, who was elected as a Director at the 2022 AGM of the Company to serve until the 2023 AGM, and whose appointment expires at the conclusion of the 2023 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . 1. 2. 3. 4. Constantin Papadimitriou, who was elected as a Director at the 2022 AGM of the Company to serve until the 2023 AGM, and whose appointment expires at the conclusion of the 2023 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed. 5. Somit Varma, who was elected as a Director at the 2022 AGM of the Company to serve until the 2023 AGM, and whose appointment expires at the conclusion of the 2023 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed. 6. 7. 8. 9. Sylvia Escovar Gómez Age: 62 Co l ombia Director since: August 2020 Chair of the Board since: June 2021 Sylvia Escovar Gómez has been a member of our board of directors since August 2020 and was appointed as Chair on June 8 , 2021 . An economist by training, she received her undergraduate degree from the Universidad de los Andes in Colombia . She has had a long and prestigious career in both the public and private sectors, having worked for the World Bank, the Central Bank of Colombia and the Colombian National Department of Planning . Previously, she served as Deputy Secretary of Education and Deputy Secretary of Finance for Bogota’s government as well as Vice President of Finance of Fiduciaria Bancolombia . Ms . Escovar was the CEO of Terpel S . A . , a fuel distribution company that operates in Colombia, Ecuador, Panama, Peru and the Dominican Republic from 2012 until December 2020 . In 2017 , Ms . Escovar was named the top businessperson of the year by Portafolio, Colombia’s leading financial daily . In 2018 , she received the National Order of Merit for spearheading private sector support for peacebuilding and reconciliation in Colombia . In 2020 , she was the only woman on the Corporate Reputation Business Monitor’s list of Colombian leaders with the best reputation to rank in the top 10 . And in 2023 , Forbes named Sylvia Escovar as one of the 100 most powerful women in Colombia . Ms . Escovar’s other board memberships include Grupo Bancolombia, Empresas de Teléfonos de Bogotá, Organización Corona S . A . and Compañía de Medicina EPS Sanitas where she serves as independent member of the board . Committee Memberships Nomination and Corporate Governance Committee - Member SPEED Committee - Member Shares and Share Equivalents Held Common Shares: 40,834 1 Directors’ share ownerships are as of May 19, 2023 and ages are as of June 6, 2023. In accordance with the Company’s Bye - laws, the Board of Directors of the Company (the “Board”) recommends the re - election of the Director nominees listed in Resolutions 1 through 9 to serve until the next AGM or until their successors are elected or appointed. The terms of office of Directors listed in Resolutions 1 through 9 expire at the 2023 AGM and they all have indicated their willingness to be re - elected. Please see below brief biographical details of each Director nominee standing and recommended by the Board for re - election pursuant to Resolutions 1 to 9 1 . The Board of Directors values the individual contributions of each of the Director nominees referred to above and is keen to retain their services . Accordingly, the Board recommends that you vote in favor of each of the Resolutions 1 to 9 re - electing the Director nominees . Directors

6 ANNUAL GENERAL MEETING 7 ANNUAL GENERAL MEETING Somit Varma Age: 62 USA Director since: August 2020 Somit Varma has been a member of our board of directors since August 2020 . He has been a proven and respected investor in oil, gas, mining and infrastructure projects across the globe for more than three decades . During his time at the International Finance Corporation (IFC), he was the Global Head of Oil, Gas, Mining and Chemicals, Chairman of the IFC Oil, Gas, Mining and Chemicals Investment Committee and Chairman of the Global Gas Flaring Reduction Partnership . From 2011 until July 2020 , Mr . Varma was a Managing Director of the Energy Group at Warburg Pincus LLC, one of the world’s premier private equity firms . Throughout his tenure at Warburg Pincus, Mr . Varma served on the boards of several international energy companies where he worked with management teams on a diverse set of issues including new acquisitions, strategic partnerships, capital allocation, risk management, succession planning, and growing and mentoring teams . He is currently an advisor to a global private equity firm and a family office . Mr . Varma earned his MBA at Boston University before attending the Executive Development Program at Harvard Business School . Committee Memberships Nomination and Corporate Governance Committee - Chairman Strategy and Risk Committee - Member Compensation Committee - Member Technical Commitee - Member Shares and Share Equivalents Held Common Shares: 54,950 Constantin Papadimitriou Age: 62 Switzerland Director since: May 2018 Constantin Papadimitriou has been a member of our board of directors since May 2018 . He is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects and was an early investor in GeoPark . During his tenure at the Cavamont group, Mr . Papadimitriou was initially responsible for Treasury Management, then the Private Equity Portfolio as well as representing the group on the boards of associated companies including investments in the oil and gas, mining, real estate and gaming sectors (including Basic Petroleum, a Nasdaq - listed Guatemalan oil and gas company) . He is currently an investment advisor to the Cavenham Group of Funds . Mr . Papadimitriou is also founding partner of Diorasis International, a company focusing on investments in Greece and the broader Balkans and he also chairs the Greek Language School of Geneva and Lausanne . Constantin holds an Economics and Finance degree and a post - graduate Diploma in European Studies from Geneva University . Committee Memberships Compensation Committee - Chairman Strategy and Risk Committee - Member Audit Committee - Member Shares and Share Equivalents Held Common Shares: 68,651 Robert A. Bedingfield Age: 75 USA Director since: March 2015 Robert Bedingfield has been a member of our board of directors since March 2015 . He holds a degree in Accounting from the University of Maryland and is a Certified Public Accountant . Until his retirement in June 2013 , he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board . He has extensive experience serving Fortune 500 companies ; including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service . Since 2000 , Mr . Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees . Mr . Bedingfield served on the National Executive Board ( 1995 to 2003 ) and National Advisory Council (since 2003 ) of the Boy Scouts of America . Since 2013 , Mr . Bedingfield has also served as board member and chairman of the Audit Committee of NYSE - listed Science Applications International Corp (SAIC) . Mr . Bedingfield became age ineligible to serve on SAIC’s board on June 7 , 2023 . Committee Memberships Audit Committee - Chairman Nomination and Corporate Governance Committee - Member Compensation Committee – Member Shares and Share Equivalents Held Common Shares: 162,591 James F. Park Age: 67 Colombia Director since: May 2002 James F . Park since co - founding the Company in 2002 , has served for 20 years as our Chief Executive Officer until his announced retirement effective June 30 , 2022 . He initially funded, built the team, and led the strategy and growth of GeoPark from its small footprint at the southern tip of South America into becoming one of the leading oil and gas companies operating across Latin America today . He continues to serve as vice chair of our board of directors and chair of the Strategy and Risk Committee . Beginning as a drilling rig roughneck in his teenage years, Mr . Park has more than 50 years of experience in all phases of the upstream oil and gas business, with a record of achievement in the acquisition, technical operation, and management of international projects and teams across the globe - including projects in North America, Central America, South America, Asia, Europe, Africa, and the Middle East - and with a successful emphasis on people, communities, and the environment . He earned a Bachelor of Science in Geophysics from the University of California at Berkeley and previously worked as a research scientist focused on earthquakes and tectonics at the University of Texas . Mr . Park is a member of the board of directors of GoodRock LLC and Spark Resources LLC and is a former board member of the humanitarian non - profit SEE (Surgical Eye Expeditions) International, and the service and advocacy non - profit Girls, Inc . He is a member of the AAPG and SPE, has a degree in environmental management, and has lived in Latin America since 2002 . Committee Memberships Strategy and Risk Committee - Chairman SPEED Committee - Member Technical Committee - Member Shares and Share Equivalents Held Common Shares: 8,817,251 2 2 As of May 2023, 602,400 of Mr. Park’s shares have been pledged pursuant to lending arrangements.

8 ANNUAL GENERAL MEETING 9 ANNUAL GENERAL MEETING Carlos Enrique Macellari Age: 70 Carlos E . Macellari has been a member of our board of directors since July 2022 . He holds a bachelor’s degree in geology from the Universidad Nacional de La Plata in Argentina, and a master’s degree and a PhD in geology from Ohio State University . He has over 30 years of successful exploration, development and management experience in the oil and gas industry across several continents, at Tecpetrol, Repsol YPF, Hocol, Benton Oil & Gas, Enron Oil & Gas International and Pecten International (Shell Oil) . As Director of Exploration and Development for Tecpetrol, he led the subsurface team responsible for making Fortín de Piedra the largest gas producing block in Argentina, and the discovery and development of the Pendare Field in Colombia . As Worldwide Director of Geology, he also led the technical group behind Repsol’s exploration success in locations such as Libya, Algeria, Pre - Salt Brazil, the Gulf of Mexico, Venezuela and Peru . He has published over 40 technical papers and has been guest lecturer in numerous international forums . He is the founder of the Journal of South American Earth Sciences, has lectured several courses in the USA, Colombia, Spain and Argentina and is currently a professor for postgraduate students at Universidad Nacional de La Plata . At present he is an independent consultant on oil and gas exploration and production after founding and managing Andes Energy Consulting . Mr Macellari also serves as a board member at Inverban, Tecpetrol International, Tecpetrol Servicios and Suizum . Spain Director since: July 2022 Committee Memberships Strategy and Risk Committee - Member Technical Committee - Member Shares and Share Equivalents Held Common Shares: 6,022 Brian Francis Maxted Age: 65 England Brian F . Maxted has been a member of our board of directors since July 2022 . He holds a bachelor’s degree in geology from the University of Sheffield and a master’s degree in organic geochemistry and petrology from the University of Newcastle - upon - Tyne . Mr . Maxted is a proven oil and gas finder, private equity entrepreneur and public company leader in the upstream E&P business, with a global track record of significant basin and play discoveries over 30 years . He spent the first part of his professional life from the late 1970 s working for BP in locations including Europe, Africa, North America and South America, where he was involved in the discovery of Colombia’s giant Cusiana and Cupiagua oil fields in the early 1990 s . During the second half of his career from the mid - 1990 s through the 2010 s Mr . Maxted held various exploration leadership roles for US - based independents, including Triton Energy and Hess Corporation . In 2003 , Mr . Maxted became a founding partner and later the CEO/CXO and board director of Kosmos Energy . Mr . Maxted retired from Kosmos in 2019 and established Limatus Energy Advisory Limited to provide strategic counsel to upstream E&P companies . In addition, he led the formation of Lapis Energy, a company focused on carbon solutions in the US Lower 48 , as well as in the UK/EU and Asia - Pacific, where he currently serves as chair of the board . Director since: July 2022 Committee Memberships Technical Committee - Chairman Compensation Committee - Member Strategy and Risk Committee - Member Shares and Share Equivalents Held Common Shares: 6,347 Andrés Ocampo Andrés Ocampo has served as our Chief Executive Officer and as a member of our board of directors since July 2022 . He previously served as our Chief Financial Officer (from November 2013 through June 2022 ) and Director of Growth and Capital Markets (from January 2011 through October 2013 ) and has been with our company since July 2010 . Mr . Ocampo holds a Bachelor’s degree in Economics from Universidad Católica Argentina, has more than 17 years of experience in business and finance . Andrés has been instrumental in helping GeoPark reach some of its greatest milestones, including its entry into Colombia and Brazil, the IPO on the New York Stock Exchange, the acquisition of Amerisur Resources and the recent significant acreage expansion in Colombia . Our board of directors appointed Mr . Ocampo to serve as Chief Executive Officer of the Company effective July 1 , 2022 , by virtue of his wide experience in business management and finance together with his character, vision, knowledge of the Company and his proven ability to lead successful teams . Before joining our company, Mr . Ocampo worked at Crédit Agricole Corporate & Investment Bank and Citigroup, focusing on the oil and gas and commodities industries . Age: 45 A r gentina Director since: July 2022 Committee Memberships SPEED Committee - Member Strategy and Risk Committee - Member Shares and Share Equivalents Held Common Shares: 183,202 Marcela Vaca Torres Age: 54 Marcela Vaca joined GeoPark in August 2012 and served as General Director until August 2022 . She has been a member of our board of directors since July 2022 . She has more than 20 years of experience in planning, legal, environmental and social articulation and management of hydrocarbon exploration and production projects in Colombia and elsewhere in Latin America . Under her leadership as Director for Colombia and General Director, GeoPark became one of the leading oil and gas companies in the country . Ms . Vaca also played a crucial role in advancing the Company’s diversity, equality and inclusion efforts, and promoted female empowerment as a key to the economic development of Latin America . Prior to joining our company, for nine years Ms . Vaca was the CEO of the Hupecol Group, where her achievements included leading the development of the Caracara field and the construction of the Jaguar – Santiago Pipeline . From November 2000 to June 2003 , she worked as Legal, Administrative and External Affairs Manager at GHK Company Colombia . Bloomberg Linea includes Ms . Vaca in its 500 most influential people in Latin America, and in 2020 , 2021 and 2022 Forbes named her as one of the 50 most powerful women in Colombia . Ms . Vaca was a member of the board of directors of the Colombian Oil Association (ACP, Asociación Colombiana de Petróleo) from 2010 to 2021 and served as chair of the board until March 2022 . Marcela graduated in Law with a specialization in Commercial Law from the Pontificia Universidad Javeriana in Colombia and is a Fulbright Scholar with a Summa Cum Laude Master (LLM) from Georgetown University in the USA . Colombia Director since: July 2022 Committee Memberships SPEED Committee - Chair Shares and Share Equivalents Held Common Shares: 4,862

10 ANNUAL GENERAL MEETING Auditors (Resolution 10 ) The Company, at each Annual General Meeting, appoints auditors to hold office until the close of the next such Annual General Meeting . Pistrelli, Henry Martin y Asociados S . R . L . (a Member of Ernst & Young Global) was appointed at the 2022 AGM as independent auditor of the Company until the close of the next Annual General Meeting . Every year the Audit Committee analyzes the performance and independence of the external auditor of the Company . Upon the recommendation of the Audit Committee, Resolution 10 proposes to appoint Pistrelli, Henry Martin y Asociados S . R . L . (a Member of Ernst & Young Global) as independent auditor to the Company for the fiscal year ending December 31 , 2023 to hold office until the close of the next annual general meeting . Auditors Remuneration (Resolution 11 ) Resolution 11 proposes to authorize the Audit Committee to fix the remuneration of the Auditors of the Company . Recommendation The Directors consider that the proposals described in this letter are in the best interests of the Company and therefore of the Shareholders as a whole, and recommend Shareholders vote in favor of all the resolutions to be proposed at the AGM . Additionally, at the AGM we will also present the Company’s financial statements for the year ended December 31 , 2022 and the respective Auditors’ report and present them to shareholders in accordance with Bermuda law . The Company’s Annual Report on Form 20 - F for the fiscal year ended December 31 , 2022 (including the Company’s financial statements and Auditors’ report thereon) is available at our website (www . geo - park . com), and at our online voting platform (www . envisionreports . com/GPRK) . The Board of Directors has established May 25 , 2023 as the record date of the AGM (the “Record Date”) and only holders of record of common shares of the Company on such date will be entitled to receive notice of, to attend and to vote at the AGM or any adjournment or postponement thereof . Only shareholders and their legal proxyholders may attend the AGM . Yours sincerely, Sylvia Escovar Gómez Chair of the Board Mónica Jiménez Secretary ANNUAL GENERAL MEETING WWW.GEO - PARK.COM July 19, 2023

Item 5

Letter from our Chief Executive Officer

Dear Fellow Shareholders:

2022 was a record year for GeoPark, the same year we celebrated our 20th anniversary. GeoPark started from scratch two decades ago, driven by the vision of capturing the multiple opportunities offered by Latin America — one of the most prolific and most underexploited oil and gas provinces in the world. We now mark another strong year in our path towards becoming one of the leading independent Latin American E&P companies, thanks to our technical capabilities, consistent track record of strong production and financial performance, as well as our unique culture.

Born in the cold winds of Magallanes and growing up to become champions of the hot and humid Llanos basin, the past two decades have been an incredible journey. We extend our deepest gratitude to you, our fellow shareholders, for your interest in and support of our Company and team. We also thank all the States and governments in Latin America that have trusted GeoPark with such an incredible acreage position in all these basins, allowing us to operate and prosper as a Company. We are especially grateful to our neighbors, who continue to welcome us in their homelands, trust us as their partner, and enable us to contribute to the growth and development of their communities.

In 2022 we successfully executed our work program, drilling a record of 50 wells and investing $169 million. Our primary focus was on continuing to grow our production based on our highest-return assets, the Llanos 34 and CPO-5 blocks. As a result, the Tigana, Jacana and now Indico fields rank among the top 10 largest oil-producing fields in Colombia.

In 2022 we achieved record results, demonstrating our ability to execute our work program, control costs despite strong regional and global inflationary pressures, and effectively capitalize on a favorable oil price environment. We closed the year with cash flow from operations of $467 million, adjusted EBITDA of $540 million, and bottom-line net profit of $224 million, equivalent to $3.78 earnings per share. Every dollar invested in our assets generated more than 3 times adjusted EBITDA, further proof of the high quality of our asset base, combined with our capital allocation methodology and cost discipline. Full-year cash flow from our operations funded our assets and also allowed us to significantly reduce our debt, paying down $170 million in 2022 and reducing our debt interest payments going forward by approximately 25%.

At the same time and through our consistent focus on delivering value to our shareholders, we tripled our dividends and share buyback. In 2022 alone we distributed $60.5 million back to shareholders, and in 2023 we plan to allocate approximately 40-50% of the Company’s free cash flow to shareholders.

In 2023, we continue executing our multi-year work program within our portfolio of cost-efficient, low-risk and high-impact projects, allocating $180-200 million in total investments which includes the drilling of 50-55 wells.

LEADERSHIP TRANSITION AND PRIORITIES

During 2022 we also implemented a successful and long-planned leadership transition that ensured continuity and allowed us to remain focused on the core aspects that have set us apart throughout our history. These include continuing to invest in our oil and gas finding capabilities; keeping our operations safe and our costs in line; maximizing our positive impact on the environment and the well-being of our neighbors; and delivering consistent free cash flow and value for all our stakeholders — all while continuing to attract and retain an exceptional group of individuals who are proud of our Company and take ownership of it.

Simultaneous with our transition, we also outlined our team’s top priorities reflecting our goals and commitment to value creation and sustainable growth. Our top priorities in this comprehensive plan are:

Delivering on the base business, ensuring the successful execution of our ambitious work programs. We have a remarkable portfolio of organic opportunities to develop our reserves and unlock value in our exploration prospects, and fulfilling this promise is our main objective.

Achieving scale, as growth is essential to our overall strategy and critical to our future success. While we maintain our disciplined approach to inorganic growth, we constantly seek opportunities that align with our commitment to value creation.

Producing the cleanest and most responsible hydrocarbons by implementing sustainable practices that minimize environmental impact and mitigate carbon emissions, prioritize community relationships and safety, and adhere to the highest corporate governance standards.

SUSTAINABLE ENERGY

Since our founding, we have embraced an Integrated Value System we call SPEED, standing for Safety, Prosperity, Employees, Environment and Community Development. This integrated framework guides all our business decisions and actions, reflecting our consistent commitment to sustainability.

Throughout 2022, we made notable progress on our sustainability goals.

Within a year of formulating our decarbonization strategy, the emissions intensity of our operations (Scopes 1 and 2), decreased by 34% to 12.1 kg CO2e/boe — and by 40% to 9.7 kg CO2e/boe in our Llanos 34 block — mainly due to the interconnection to Colombia’s national power grid and the start of operations of a 10MW solar plant. Additionally, our teams have been actively working on pilot subsurface and surface innovation projects aimed at enhancing energy efficiency in facilities and production processes.

Last year, we included biodiversity conservation, water protection and the circular economy as core elements of our sustainability strategy, recognizing their significance in preserving resilient ecosystems in the face of climate change.

In 2022 we continued to build trust through engagement with our neighbors. Overall, our social and environmental programs benefitted over 240,000 neighbors in the communities around our operations, and more than 20,000 people participated in meaningful dialogue and consultation regarding our projects.

We are proud and committed to maintaining a diverse workforce at GeoPark, where 50% of our executive team and 37% of our entire workforce are women and our Board of Directors is led by an independent female Chair. Our efforts to increase diversity, empower inclusive leadership and ensure fair compensation and benefits are some of the many reasons for our inclusion, for the second consecutive year, in the Bloomberg Gender-Equality Index that assesses transparency and management practices in gender equality. You can read more about our sustainability accomplishments in our 2022 SPEED/ESG Report at www.geo-park.com.

Our job is to create value and give back, by finding and supplying the energy required to meet people’s basic needs in a safe, cost-efficient, and socially and environmentally conscious manner. Our work programs are aligned with this goal, as we aim to expand production and advance our drilling program which targets low-risk, high-return opportunities, all while continuing to play our part in the global energy transition and promoting a more sustainable future.

Thank you once again for your continued interest, support, and trust in GeoPark. Thank you also to our team and their families for the dedication, resilience, humility, and commitment to excellence that have been the reason behind our successes.

Andrés Ocampo

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: June 6, 2023